

17017036

SEC
Mail Processing
Section
MAR 27 2017
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carr, Riggs & Ingram Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1117 Boll Weevil Circle
(No. and Street)

Enterprise	AL	36330
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Sikes (334) 467-1092
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo
(Name – *if individual, state last, first, middle name*)

201 East Fifth St, Ste 2100	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Carr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carr, Riggs & Ingram Capital Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



J. HOLLY HOLLIS
EXPIRES
NOTARY
PUBLIC
MAY 29, 2017
ALABAMA STATE AT LARGE

Signature

Managing Member

Title

Notary Public

My Commission Expires May 29, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carr, Riggs & Ingram Capital Advisors, LLC
Table of Contents
December 31, 2016



Report of Independent Registered Public Accounting Firm

Board of Directors
Carr, Riggs & Ingram Capital Advisors, LLC
Enterprise, Alabama

We have audited the accompanying statement of financial condition of Carr, Riggs & Ingram Capital Advisors, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carr, Riggs & Ingram Capital Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Supplemental Information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Franklin, Tennessee
March 17, 2017

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Financial Condition

December 31,		2016
Assets		
Cash and cash eqivalents	$	887,423
Prepaid rent		3,500
Security deposit		500
Total assets	$	891,423
Liabilities		
Accounts payable	$	16,543
Deferred rent		250
Deferred revenues		16,027
Due to related company		49,720
Total liabilities		82,540
Members' Equity		808,883
Total liabilities and members' equity	$	891,423

See accompanying notes to financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Operations

Year ended December 31,		**2016**
Revenues		
Investment banking	$	2,726,608
Expenses		
Advertising and marketing		8,372
Computer expense		44,061
Consulting fees		33,486
Continuing education		474
Dues and subscriptions		25,192
Licensing and registration		18,871
Meals and entertainment		4,230
Office supplies		9,814
Other expenses		3,483
Postage		8,344
Professional fees		93,346
Rent		37,000
Retirement expense		27,293
Salaries and employee benefits		999,101
Taxes and licenses		55,092
Telephone expense		6,831
Travel		42,179
Total expenses		1,417,169
Other income	$	600
Net income	$	1,310,039

See accompanying notes to financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Changes in Members' Equity

Year ended December 31,		**2016**
Balance at December 31, 2015	$	(530)
Capital contributions		375,000
Distributions to members		(875,626)
Net income		1,310,039
Balance at December 31, 2016	$	808,883

See accompanying notes to financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Cash Flows

Year ended December 31,		**2016**
Cash Flows from Operating Activities:		
Net income	$	1,310,039
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid rent		(3,500)
Increase in security deposits		(500)
Increase in accounts payable		2,629
Increase in deferred rent		50
Increase in deferred revenues		7,712
Decrease in due to related company		(190,422)
Net cash provided by operating activities		1,126,008
Cash Flows from Capital and Financing Activities:		
Capital contributions		375,000
Distributions to members		(875,626)
Net cash used in capital and financing activities		(500,626)
Net Change in Cash and Cash Equivalents		625,382
Cash and Cash Equivalents, beginning of year		262,041
Cash and Cash Equivalents, end of year	$	887,423

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Carr, Riggs & Ingram Capital Advisors, LLC (the "Company"), a limited liability company organized in August 2010, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on November 10, 2011 upon obtaining its broker-dealer registration. During 2015 the Company changed its name from Carr, Riggs & Ingram Transaction Advisors, LLC to Carr, Riggs & Ingram Capital Advisors, LLC. The Company acts as an agent in merger and acquisition transactions as well as arranging debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company is a wholly owned subsidiary of Carr, Riggs & Ingram Capital, LLC.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Banking

Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is generally computed based upon agreed-upon percentages of the sales price for the businesses sold by the Company, and is reported as revenue earned upon consummation of the sale transaction. Revenue from consulting projects is reported when earned. Revenue from commitment fees, generally paid in advance and credited against the final sales transaction fee, is recognized on the straight line method over the term of the contract, usually twelve months.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax returns of the members. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitations for Internal Revenue Service ("IRS") examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members.

The Company's policy is to record interest and penalties relating to taxes in interest expense on the financial statements. There were no significant interest or penalties related to taxes incurred as of year-end.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage limits.

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations

The Company is project based and generally does not have recurring sources of revenue.

NOTE 3 – LEGAL CONTINGENCIES

The Company was not aware of or involved in any current or pending legal actions during the reporting period.

NOTE 4 – RELATED PARTIES

A company where the members serve as principals provides related party consulting, analyst and other services. The Company paid $50,598 for these services during 2016. The Company had outstanding obligations of $49,720 payable to this related party as of December 31, 2016. The Company has also entered into an agreement for this related party to provide human resources-related services as a co-employer of the Company's employees.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $804,883, which was $799,380 in excess of its required net capital of $5,503, and the Company's net capital ratio is 10 to1.

NOTE 6 – LEASES

The Company leases an office space in Montgomery, Alabama, under an agreement that expires in January 2020. The Company also leases an office space in Mooresville, North Carolina, under an agreement that expires in July 2017. Total rent expense on these leases was $37,000 in 2016.

As of December 31, 2016, the future minimum lease payments under these leases are as follows:

Year Ending	Amount
2017	$ 33,500
2018	30,000
2019	30,000
2020	2,500

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2016 through the date the financial statements were available to be issued. During this period, the Company distributed income in the amount of $495,000 to Carr, Riggs & Ingram Capital, LLC. The Company did not have any other material recognizable subsequent events that required recognition in the disclosures to the December 31, 2016 financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Supplemental Schedule of Computation of
Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31,		**2016**
Net Capital		
Total members' equity	$	808,883
Deductions and/or charges:		
Non-allowable assets:		(4,000)
Net capital before haircuts on securities positions		804,883
Haircut on securities		-
Net capital	$	804,883
Aggregate Indebtedness	$	82,540
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	5,503
Net capital in excess of the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement		799,380
Ratio: Aggregate indebtness to net capital		10.25%
Reconciliation with Company's Computation		
Net capital, as reported in Company's Focus Report Part II, as amended	$	808,883
Net audit adjustments		-
Net capital per above	$	808,883